SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement of intention to delist American Depositary Shares from the New York Stock Exchange of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 12, 2022, and a press release with respect to the same issue made by the Registrant on August 12, 2022.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

ANNOUNCEMENT OF INTENTION TO
DELIST AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE

China Petroleum & Chemical Corporation (the “Company”) has notified the New York Stock Exchange (“NYSE”) on 12 August 2022 (Eastern Time in the U.S., the same hereinafter) that it will apply for the voluntary delisting of its American depositary shares (“ADSs”) from the NYSE under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The board of directors of the Company approved the delisting of its ADSs from the NYSE as well as the application for the deregistration of such ADSs and the underlying H Shares, where such application is subject to the Company satisfying the relevant requirements of the Exchange Act and depends on the relevant actual circumstances in the future. The determination was based on several comprehensive considerations, including the small volume of the underlying H Shares of its outstanding ADSs compared to the total volume of its H Shares, the limited trading volume of its ADSs relative to the worldwide trading volume of its H Shares and the considerable administrative burden of maintaining the listing of the ADSs on the NYSE, the registration of the ADSs and the underlying H Shares with the United States Securities and Exchange Commission (the “SEC”) and complying with the periodic reporting and related obligations of the Exchange Act in the long term.

The Company intends to file a Form 25 with the SEC on or about 29 August 2022 to de-list its ADSs from the NYSE. The delisting of the ADSs from the NYSE is expected to become effective ten days thereafter. From and after the effective date, the Company will no longer list its ADSs on the NYSE.

Once the delisting has become effective, depending on the relevant actual circumstances in the future, the Company may seek to deregister the Company’s ADSs and the underlying H Shares under the Exchange Act and terminate the related disclosure obligations in accordance with the relevant regulatory requirements and procedures, provided that the relevant standards of the Exchange Act (such as those set forth in Rule 12h-6 under the Exchange Act) are met. The Company will also consider whether to terminate its ADS program in due course in accordance with the deposit agreement based on the relevant actual circumstances.

The Company reserves its rights in all respects to delay or withdraw the aforementioned filings prior to their effectiveness and will disclose any further announcement if required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) or other applicable laws.

The Company will continue to comply with its disclosure obligations under the Listing Rules and maintain smooth communication with investors.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC
12 August 2022
As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

China Petroleum & Chemical Corporation Announces Intention to Delist American Depositary Shares from the New York Stock Exchange

NEW YORK, August 12, 2022 -- China Petroleum & Chemical Corporation(“Sinopec Corp.” or the “Company”) (NYSE:SNP)(HKEX:00386)(SSE:600028) announced today that the Company has notified the New York Stock Exchange (“NYSE”) on August 12, 2022 (Eastern Time in the U.S., the same hereinafter) that it will apply for the voluntary delisting of its American depositary shares (“ADSs”) from the NYSE under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The board of directors of the Company approved the delisting of its ADSs from NYSE as well as the application for the deregistration of such ADSs and the underlying H Shares, where such application is subject to the Company satisfying the relevant requirements of the Exchange Act and depends on the relevant actual circumstances in the future. The determination of the board was based on several comprehensive considerations, including the small volume of the underlying H Shares of its outstanding ADSs compared to the total volume of its H Shares, the limited trading volume of its ADSs relative to the worldwide trading volume of its H Shares and the considerable administrative burden of maintaining the listing of the ADSs on the NYSE, the registration of the ADSs and the underlying H Shares with the United States Securities and Exchange Commission (the “SEC”) and complying with the periodic reporting and related obligations of the Exchange Act in the long term.
The Company intends to file a Form 25 with the SEC on or about August 29, 2022 to de-list its ADSs from the NYSE. The delisting of the ADSs from the NYSE is expected to become effective ten days thereafter. From and after the effective date, the Company will no longer list its ADSs on the NYSE.
Once the delisting has become effective, depending on the relevant actual circumstances in the future, the Company may seek to deregister the Company’s ADSs and the underlying H Shares under the Exchange Act and terminate the related disclosure obligations in accordance with the relevant regulatory requirements and procedures, provided that the relevant standards of the Exchange Act (such as those set forth in Rule 12h-6 under the Exchange Act) are met. The Company will also consider whether to terminate its ADS program in due course in accordance with the deposit agreement based on the relevant actual circumstances.

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The Company reserves its rights in all respects to delay or withdraw the aforementioned filings prior to their effectiveness and will disclose any further announcement if required under applicable listing rules or other applicable laws.
The Company will continue to comply with its disclosure obligations under applicable listing rules and maintain smooth communication with investors.
CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward- looking statements are based on the Company’s current assumptions, expectations and projections about future events. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of the Company’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Inquiries:	Media Inquiries:
Beijing	Beijing
Tel : (86 10) 5996 0028 Fax : (86 10) 5996 0386 Email : ir@sinopec.com	Tel : (86 10) 5996 8146 Fax : (86 10) 5996 9810 Email : xcgz@sinopec.com
Houston Tel : (832) 834 2431 Fax : (713) 544 8878 Email : alpinewu@sinopec.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 12, 2022